SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2022
Commission File Number: 001-06439

SONY GROUP CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Executive Deputy President and
Chief Financial Officer

Date: January 31, 2022

List of materials

Documents attached hereto:

i) Sony Interactive Entertainment Announces the Signing of a Definitive Agreement for the Acquisition of Bungie, Inc.

January 31, 2022
Sony Group Corporation

Sony Interactive Entertainment Announces
the Signing of a Definitive Agreement for the Acquisition of Bungie, Inc.

January 31, 2022 (Pacific Standard Time) – Sony Interactive Entertainment LLC (“SIE”), a wholly-owned subsidiary of Sony Group Corporation (“Sony”), today announced that it has entered into definitive agreements to acquire 100% of the shares of Bungie, Inc., an independent videogame developer in the United States.  The total consideration of this transaction is 3.6 billion U.S. dollars, inclusive of purchase price and committed employee incentives, and is subject to customary working capital and other adjustments.  This transaction is subject to certain closing conditions, including regulatory approvals.  For further details, please refer to the attached press release.

The impact of this transaction on Sony’s consolidated financial results is currently being evaluated.

SONY INTERACTIVE ENTERTAINMENT TO ACQUIRE
LEADING INDEPENDENT VIDEOGAME DEVELOPER, BUNGIE
PlayStation and Bungie Continue Focus on Growing the Gaming Community, while Bungie Remains Multi-platform

SAN MATEO, Calif., January 31, 2022 – Sony Interactive Entertainment LLC (“SIE”) announced today that it has entered into definitive agreements to acquire Bungie, Inc. (“Bungie”), a premier independent videogame developer and long-time partner of SIE that has created some of the videogame industry’s most highly-acclaimed franchises, including Halo and Destiny. This acquisition will give SIE access to Bungie’s world-class approach to live game services and technology expertise, furthering SIE’s vision to reach billions of players. Bungie will continue to operate independently, maintaining the ability to self-publish and reach players wherever they choose to play.

Based in Bellevue, WA and with more than 900 employees, Bungie is renowned for creating unforgettable, evolving worlds centered around high-quality gameplay experiences that foster meaningful player connections. Currently, the team is focused on the long-term development of the hugely successful Destiny 2, expanding the Destiny universe, and creating entirely new worlds in future IP. The total consideration of this transaction is 3.6 billion U.S. dollars, inclusive of purchase price and committed employee incentives, and is subject to customary working capital and other adjustments.

“Bungie has created and continues to evolve some of the world’s most beloved videogame franchises and, by aligning its values with people’s desire to share gameplay experiences, they bring together millions of people around the world,” said Kenichiro Yoshida, Chairman, President and CEO, Sony Group Corporation. “As part of our Purpose to ‘fill the world with emotion, through the power of creativity and technology’, we will utilize the Sony Group’s diverse array of entertainment and technology assets to support further evolution of Bungie and its ability to create iconic worlds across multiple platforms and media.”

“We’ve had a strong partnership with Bungie since the inception of the Destiny franchise, and I couldn’t be more thrilled to officially welcome the studio to the PlayStation family,” said Jim Ryan, President and CEO, SIE. “This is an important step in our strategy to expand the reach of PlayStation to a much wider audience. We understand how vital Bungie’s community is to the studio and look forward to supporting them as they remain independent and continue to grow. Like Bungie, our community is core to PlayStation’s DNA, and our shared passion for the gamer and building the best place to play will now evolve even further.”

“In SIE, we have found a partner that fully supports us and wants to accelerate our vision of creating meaningful entertainment experiences that span generations, all while valuing the creative independence that is the heartbeat of Bungie,” said Pete Parsons, CEO and Chairman, Bungie. “We will continue pursuing our vision of one, unified Bungie community, building games that value our community and meet them wherever and however they choose to play. Both Bungie and SIE believe that game worlds are only the beginning of what our IP will become. Our original universes have immense potential and, with SIE’s support, we will propel Bungie into becoming a global multi-media entertainment company dedicated to delivering on our creative vision.”

Post-acquisition, Bungie will be an independent subsidiary of Sony Interactive Entertainment and run by its Board of Directors chaired by Pete Parsons and Bungie’s current management team. The transaction is subject to certain closing conditions, including regulatory approvals.

###

About Sony Interactive Entertainment
Recognized as a global leader in interactive and digital entertainment, Sony Interactive Entertainment (SIE) is responsible for the PlayStation® brand and family of products and services. PlayStation has delivered innovation to the market since the launch of the original PlayStation in Japan in 1994. The PlayStation family of products and services include PlayStation®5, PlayStation®4, PlayStation®VR, PlayStation™Store, PlayStation®Plus, PlayStation™Now, and acclaimed PlayStation software titles from PlayStation Studios. Headquartered in San Mateo, California, SIE is a wholly owned subsidiary of Sony Group Corporation and has global functions in California, London and Tokyo.

About Bungie
Bungie is a videogame studio based in Bellevue, Washington, dedicated to creating hopeful worlds that inspire passionate player communities and lifelong friendships. For more than three decades, Bungie has worked towards that vision, creating some of the world’s most celebrated video game franchises, including Marathon, Myth, Halo, and Destiny. Bungie is focused on developing the future of the Destiny universe and new worlds to come.

"PlayStation,” “PS5,” “PS4” and “DualSense” are registered trademarks or trademarks of Sony Interactive Entertainment Inc. All other trademarks are property of their respective owners.

- EOF-